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SECU 17009203 SION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
REGISTRATIONS BRANCH
16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **KC WARD FINANCIAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4175 VETERANS MEMORIAL HIGHWAY, SUITE 300
(No. and Street)

RONKONKOMA	**NY**	**11779**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS WARD **(631) 981-6803**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OD

OATH OR AFFIRMATION

I, **LOUIS WARD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **KC WARD FINANCIAL, LLC**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER/CEO
Title

Public Notary
3-1-2017

SUSAN MILLER
Notary Public, State of New York
No. 01MI6121224
Qualified in Suffolk County
Commission Expires Jan. 10, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC WARD FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of KC Ward Financial, LLC

We have audited the accompanying statement of financial condition of KC Ward Financial, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of KC Ward Financial, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KC Ward Financial, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 28, 2017

KC WARD FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	2,822
Clearing deposit		50,000
Commissions receivable		88,025
Prepaid expenses		23,700
	$	164,547

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	37,216
Commissions payable		62,501
		99,717
Member's equity:		
Member's capital		64,830
		64,830
	$	164,547

The accompanying notes are an integral part of these financial statements.

KC WARD FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 – Summary of Significant Accounting Policies

Nature of Business

KC Ward Financial, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in May 2007. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations; the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2013 through 2015 tax years remain subject to examination by the IRS and the state of New York. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Note 1 – Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The company recognizes commissions from securities transactions on a trade date basis. Other income includes a non-refundable engagement fee and an incentive fee from change of clearing firm recognized as earned.

Clearing deposits

The company is required to maintain a cash balance with its clearing agent, RBC Correspondence Services, in the amount of $50,000. This equity is disclosed under the clearing deposit in the Statement of Financial Condition as of December 31, 2016.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $34,482 and a net capital ratio of 2.42 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation

As of December 31, 2016, there are three arbitrations pending against the Company, as follows:

- Four former customers filed an arbitration claim alleging unsuitability, excessive trading, and misrepresentation based upon alleged investment objectives of conservative growth with low risk tolerance. Instead, they alleged, the accounts were actively traded. The firm has substantial documentary evidence signed by the Claimants indicating that their investment objectives were trading and speculation. In light of the consistency of the activity with the stated investment objectives, the Company believes that the claims are meritless. Management is vigorously defending the action and the Company is of the opinion that all claims will be dismissed. No reserve has been made, nor does the Company believe it should be made at this time.

- A former customer filed an arbitration claim alleging unsuitability, excessive trading and misrepresentation based upon an alleged investment objective of conservative growth with low risk tolerance. Instead, the account was actively traded. The firm has substantial documentary evidence signed by the Claimant indicating that his investment objective was active trading and speculation. In light of the consistency of the activity with the stated investment objectives, the Company believes that the claims are meritless. Management is vigorously defending the action and the Company is of the opinion that all claims will be dismissed. No reserve has been made, nor does the Company believe it should be made at this time.

- A former customer alleged that he was an inexperienced and unsophisticated investor with limited investment experience and that he was induced to invest in securities with higher risk characteristics then he had indicated. A representative of the firm indicated that he had approximately 8 years of previous investment experience and that all investment decisions were made after discussions about risk and reward of each security. An answer was filed denying all claims. Discovery has not yet commenced and therefore it is premature to make any assessment of the case or estimate of a potential loss, if any. Management is vigorously defending the action and the Company is of the opinion that all claims will be dismissed. No reserve has been made, nor does the Company believe it should be made at this time.

Note 5 - Commitments and contingencies

The Company leases its office space under the terms of a noncancelable operating lease, which was scheduled to expire on May 31, 2013; however, on May 17, 2013, the lease was extended for an additional five years with an effective date of June 1, 2013, expiring May 31, 2018.

Future minimum lease payments required under this lease are as follows:

Year Ended December 31,	
2017	84,283
2018	35,620
	$ 119,903

Total rent expense for year ended December 31, 2016 was $81,668.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through February xx, 2017, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2016 requiring disclosure.

SCHEDULE I
KC WARD FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2016

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 64,830
Deductions:	
Non-allowable assets	23700
Total non-allowable assets	23,700
Net capital before haircuts and securities positions	41,130
Haircuts:	
Securities positions	-
	-
Net capital	41,130
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($99,717)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	6,648
Net capital in excess of required minimum	$ 34,482

Reconciliation with company's computation (included in unaudited Part IIA of Form X-17A-5 as of December 31, 2016).

Net capital as reported in company's Part IIA focus report	$51,551
Adjustments:	
Increase in accounts payable and accrued liabilities	$10,421
Net capital per December 31, 2016 audited report, as filed	$41,130

SCHEDULE II
KC WARD FINANCIAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 37,216
Commissions payable	62,501
Aggregate indebtedness	$ 99,717
Ratio of aggregate indebtedness to net capital	2.42 to 1

SCHEDULE III
KC WARD FINANCIAL, LLC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2016

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.